News
Release

C$ unless otherwise stated                                TSX/NYSE/PSE: MFC    SEHK: 945
May 5, 2021

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s First Quarter 2021 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 1Q21 net income of $783 million and core earnings of $1.6 billion with strong growth in Asia and Global Wealth and Asset Management
Today, Manulife announced its first quarter of 2021 (“1Q21”) results. Key highlights include:
◾	Net income attributed to shareholders of $783 million in 1Q21, down $513 million from the first quarter of 2020 (“1Q20”)
◾	Core earnings[1] of $1.6 billion in 1Q21, up 67%[2] from 1Q20
◾	Core ROE[1] of 13.7% and ROE of 6.4% in 1Q21
◾	NBV[1] of $599 million in 1Q21, up 32% from 1Q20
◾	APE sales[1] of $1.8 billion in 1Q21, up 14% from 1Q20
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[1] of $1.4 billion in 1Q21, compared with net inflows of $3.2 billion in 1Q20
◾	Strong LICAT ratio[3] of 137%
◾	Expense efficiency ratio[1] of 48.5%, compared with our target of consistently achieving less than 50%
◾	Embedded value[1] of $61.1 billion or $31.49 per share, as of December 31, 2020, up $1.70 per share from 2019
“We delivered very strong operating results in the first quarter of 2021, driven by double-digit growth in core earnings across all of our operating segments. While the overall impact of higher interest rates is positive over the long term for our Company, higher risk-free rates and a steepening yield curve within North America impacted net income in the quarter,” said Manulife President & Chief Executive Officer Roy Gori.
“Despite ongoing challenges presented by the pandemic, the global strength and diversity of our business continues to shine through. We are progressing on our digital transformation with auto-underwriting at 72%, straight-through-processing4 at 81% and eClaims at 92%. We delivered 14% growth in APE sales, driven by a very strong result in Asia and continued demand for our innovative Vitality solution in the U.S. And, we generated net inflows of $1.4 billion in our Global Wealth and Asset Management business, supported by strength in our Retail

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows, expense efficiency ratio and embedded value are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our First Quarter 2021 Management’s Discussion and Analysis (“1Q21 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q21 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]	Straight-through-processing includes money movement.

May 5, 2021 – Press Release Reporting First Quarter Results

and Retirement businesses. I am optimistic for the future and confident that Manulife is well positioned to continue to serve our customers well throughout the recovery,” Mr. Gori noted.
Phil Witherington, Chief Financial Officer, said, “Our insurance business delivered excellent new business results, with double-digit growth in new business value in Asia and the U.S., reflecting a return of strong customer demand. In addition, we saw a notable uptick in our NBV margin in the quarter as we continue to benefit from our scale in Asia.”
“Our expense efficiency ratio improved to 48.5% in the quarter, favourable to our 50% target. We remain steadfast in our commitment to expense discipline and are making solid progress towards achieving a ratio of 50% or less,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We continued to make progress on our digital journey in 1Q21, through a variety of initiatives. In Canada, we completed the migration of our Group Benefits clients to one administration system, and launched a new Advisor Portal across our businesses to improve advisors’ experiences with us. In the U.S., we piloted a new portal for distributors to submit forms and client information for our international products. In Asia, our Global WAM business launched a money market fund with OVO (PT Visionet Internasional), Indonesia’s leading digital payments platform, and its strategic partner Bareksa (PT Bareksa Portak Investasi), Indonesia’s first online mutual fund marketplace. The result combines digital money and online investment to reach a younger generation of investors in a growing and important market for us. Further in April, we launched a new digital sales platform in Vietnam that allows our customers to seamlessly purchase health insurance online.
Additionally in Canada, our Group Benefits business introduced Personalized Medicine, which combines access to advanced pharmacogenetics and pharmacist assistance to help members find the most effective medication for their condition. In North America, we expanded our John Hancock Vitality and Manulife Vitality programs to reward customers who received their COVID-19 vaccine. In our Global WAM business, we expanded our environmental, social, and governance (“ESG”) offerings with the launch of two ESG thematic investment strategies, Sustainable Asia Bond and Global Climate.

May 5, 2021 – Press Release Reporting First Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q21	1Q20
Profitability:
Net income attributed to shareholders	$783	$1,296
Core earnings(1)	$1,629	$1,028
Diluted earnings per common share ($)	$0.38	$0.64
Diluted core earnings per common share ($)(1)	$0.82	$0.51
Return on common shareholders’ equity (“ROE”)	6.4%	10.4%
Core ROE(1)	13.7%	8.2%
Expense efficiency ratio(1)	48.5%	60.0%
Performance:
Asia new business value	$477	$356
Canada new business value	$78	$77
U.S. new business value	$44	$36
Total new business value(1)	$599	$469
Asia APE sales	$1,280	$1,084
Canada APE sales	$355	$376
U.S. APE sales	$150	$141
Total APE sales(1)	$1,785	$1,601
Global Wealth and Asset Management net flows ($ billions)(1)	$1.4	$3.2
Global Wealth and Asset Management gross flows ($ billions)(1)	$39.7	$38.2
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$764.1	$636.2
Financial Strength:
MLI’s LICAT ratio	137%	155%
Financial leverage ratio	29.5%	23.0%
Book value per common share ($)	$23.40	$26.53
Book value per common share excluding AOCI ($)	$21.84	$20.29
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP Measures” below and in our 1Q21 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $783 million in 1Q21, down $513 million from 1Q20
The decrease reflects losses in 1Q21 from the direct impact of markets driven by the steepening of the yield curve in North America (compared with net gains in 1Q20 related to spreads partially offset by losses related to equity markets), partially offset by higher core earnings and improved investment-related experience (gain in 1Q21 compared with losses in 1Q20). Investment-related experience in 1Q21 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets primarily due to fair value gains on private equity investments partially offset by lower-than-assumed returns on real estate, the favourable impact of fixed income reinvestment activities and favourable credit experience.
Delivered core earnings of $1.6 billion in 1Q21, an increase of 67% compared with 1Q20
The increase in core earnings in 1Q21 compared with 1Q20 was driven by the favourable impact of markets on seed money investments in new segregated and mutual funds (compared to losses in the prior year quarter), higher new business gains in Asia and the U.S., and the recognition of core investment gains1 in the quarter (compared with nil core investment gains in the prior year quarter). Further contributing to the increase was favourable net policyholder experience, higher fee income from higher average AUMA1 in Global WAM, and in-force business growth across all operating segments.

[1]
Core investment gains and average assets under management and administration (“average AUMA”) are non-GAAP measures. See “Performance and non-GAAP measures” below and in our 1Q21 MD&A for additional information.

May 5, 2021 – Press Release Reporting First Quarter Results

BUSINESS PERFORMANCE:
New business value (“NBV”) of $599 million in 1Q21, an increase of 32% compared with 1Q20
In Asia, NBV increased 39% to $477 million driven by higher sales volumes and product management actions in Hong Kong and higher sales volumes and favourable product mix in Asia Other1, partially offset by lower sales volumes and unfavourable product mix in Japan from a shift to lower margin corporate-owned life insurance (“COLI”) products. In Canada, NBV of $78 million was consistent with the prior year quarter, as a more favourable product mix offset the impact of lower APE sales in Individual Insurance. In the U.S., NBV of $44 million was up 30% primarily driven by higher sales volumes and more favourable product mix.
Annualized premium equivalent (“APE”) sales of $1.8 billion in 1Q21, an increase of 14% compared with 1Q20
In Asia, APE sales increased 22% driven by growth in Hong Kong and Asia Other, partially offset by lower sales in Japan. In Hong Kong, APE sales increased 10% driven by strong growth in our bank channel. Asia Other APE sales increased 35%, driven by higher sales in Singapore, mainland China, Vietnam and Indonesia and included double-digit growth in both bancassurance and agency channels. In Japan, APE sales declined 2% driven by the adverse impact of COVID-19, partially offset by an increase in COLI sales. In Canada, APE sales decreased 6%, primarily driven by the non-recurrence of a large affinity markets sale in 1Q20, partially offset by higher sales of lower risk segregated fund products. In the U.S., APE sales increased 13%, driven by our domestic indexed universal life products and recently launched international savings product. Sales of products with the John Hancock Vitality PLUS feature in 1Q21 increased 20% compared with 1Q20 as the feature continues to be a key differentiator.
Reported Global Wealth and Asset Management net inflows of $1.4 billion in 1Q21, compared with 1Q20 net inflows of $3.2 billion
Net outflows in Asia were $7.4 billion in 1Q21 compared with net inflows of $0.6 billion in 1Q20, reflecting a $9.4 billion redemption in Institutional Asset Management, partially offset by higher gross flows2 across all business lines. Net inflows in Canada were $4.5 billion in 1Q21 compared with net inflows of $2.8 billion in 1Q20, mainly driven by higher net inflows across our Retail product line-up partially offset by the non-recurrence of large equity mandate sales in Institutional Asset Management in 1Q20. In the U.S., 1Q21 net inflows were $4.2 billion compared with net outflows of $0.2 billion in 1Q20, driven by higher Retail net flows from strong intermediary sales and lower mutual fund redemptions, as well as lower redemptions in Institutional Asset Management, partially offset by lower net inflows in Retirement.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a First Quarter 2021 Earnings Results Conference Call at 8:00 a.m. ET on May 6, 2021. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 7783211#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on May 6, 2021 through August 6, 2021 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 2407413#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on May 6, 2021. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2021 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Sean B. Pasternak (416) 254-2114 sean_pasternak@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

[1]	Asia Other excludes Japan and Hong Kong.
[2]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q21 MD&A for additional information.

May 5, 2021 – Press Release Reporting First Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results
($ millions)	1Q21	4Q20	1Q20
Core earnings(1)
Global Wealth and Asset Management	$312	$304	$250
Asia	570	571	491
Canada	264	316	237
U.S.	501	479	416
Corporate and Other (excluding core investment gains)	(118)	(196)	(366)
Core investment gains(1)	100	-	-
Total core earnings	$1,629	$1,474	$1,028
Items excluded from core earnings: Investment-related experience outside of core earnings	77	585	(608)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(835)	(323)	792
Reinsurance transactions	8	44	12
Restructuring charge	(115)	-	-
Tax-related items and other	19	-	72
Net income attributed to shareholders	$783	$1,780	$1,296
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q21 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; core general expenses; expense efficiency ratio; APE sales; new business value; embedded value; gross flows; net flows; assets under management and administration; average assets under management and administration (“average AUMA”); and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, core general expenses, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our First Quarter 2021 MD&A and 2020 MD&A.

May 5, 2021 – Press Release Reporting First Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, and “restore” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.

May 5, 2021 – Press Release Reporting First Quarter Results

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 5, 2021 – Press Release Reporting First Quarter Results